                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                              SCAN-GRAPHICS, INC.
                               (Name of Issuer)

                         Common Stock, $.001 par value
                        (Title of Class of Securities)

                                  805893 302
                                (CUSIP Number)

                                 Mendel Klein
                          Lange Heretalse Straat 102
                              Antwerpen, Belgium
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 10, 1996
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement of
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                          (Continued on following pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 Schedule 13D

CUSIP No. 805893 302                                    13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Killeba Holdings, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Belize

                           7.       SOLE VOTING POWER
     NUMBER OF                      -0-
       SHARES
    BENEFICIALLY           8.       SHARED VOTING POWER
      OWNED BY                      -0-
        EACH
     REPORTING             9.       SOLE DISPOSITIVE POWER
       PERSON                       387,100
        WITH
                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    387,100

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     2.8%

14.      TYPE OF REPORTING PERSON*
                                    CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT


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Item 5.  Interest in Securities of the Issuer.

         (a) As of October 8, 1996, assuming that (i) all of the Class B Warrants have been exercised and (ii) the total number of outstanding shares of the Company's Common Stock is 13,822,707, the Reporting Person would beneficially own 387,100 shares of the Company's Common Stock, representing approximately 2.8% of the total outstanding.

         (c) On September 26, 1996, the Reporting Person exercised the Class A Warrants at an exercise price of $1.38 per share, into 387,100 shares of Common Stock. The following sale transactions were effected by the Reporting Person during the past sixty days:

                  Purchase or                                         Price per
Date                 Sale                  Amount                      Share
----              -----------              ------                     ---------
9/10/96           Sale                      8800                       2.45313
9/10/96           Sale                      5500                       2.46875
9/10/96           Sale                      25000                      2.48
9/10/96           Sale                      20000                      2.53125
9/10/96           Sale                      12000                      2.5625
9/10/96           Sale                      11000                      2.54688
9/10/96           Sale                      22500                      2.57813
9/10/96           Sale                      5000                       2.59375
9/10/96           Sale                      2900                       2.5
9/10/96           Sale                      35000                      2.48438
9/10/96           Sale                      40000                      2.28125
9/10/96           Sale                      84500                      2.355
9/10/96           Sale                      15000                      2.455
9/10/96           Sale                      5000                       2.34375
9/12/96           Sale                      5000                       2.5625
9/12/96           Sale                      15000                      2.6
9/12/96           Sale                      5000                       2.59375
9/13/96           Sale                      31400                      2.9375
9/13/96           Sale                      4459                       2.98
9/13/96           Sale                      10000                      3.01563
9/16/96           Sale                      5000                       2.9375
9/16/96           Sale                      12000                      3.0
9/16/96           Sale                      23000                      3.0
9/16/96           Sale                      10000                      3.03125
9/17/96           Sale                      12200                      2.90625
9/18/96           Sale                      25000                      2.88
9/18/96           Sale                      4000                       2.875
9/18/96           Sale                      10000                      2.84375
9/19/96           Sale                      22400                      3.40625
9/19/96           Sale                      15000                      3.5


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9/19/96           Sale                      70000                      3.21875
9/19/96           Sale                      10000                      3.34375
9/19/96           Sale                      6500                       3.29688
9/19/96           Sale                      15000                      3.28125
9/19/96           Sale                      10000                      3.3125
9/19/96           Sale                      21000                      3.32
9/19/96           Sale                      16568                      3.4375
9/19/96           Sale                      66100                      3.46875
9/20/96           Sale                      9150                       3.4375
9/20/96           Sale                      15000                      3.66
9/20/96           Sale                      1182                       3.34375
9/20/96           Sale                      3000                       3.39063


         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Company's Common Stock as of September 10, 1996.


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                                  SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 14, 1996


                                                        KILLEBA HOLDINGS LTD.



                                                    By: /s/ Mendel Klein
                                                        -----------------------
                                                        Mendel Klein, President